Exhibit (a)(5)(C)

CIM Commercial Trust Announces Tender Offer to Purchase up to 2,693,580 shares of Series L Preferred Stock

DALLAS—October 22, 2019—CIM Commercial Trust Corporation (NASDAQ: CMCT and TASE: CMCT-L) (“we”, “our”, “CMCT”, “CIM Commercial”, or the “Company”), a real estate investment trust (“REIT”) that principally acquires, owns, and operates Class A and creative office assets in vibrant and improving metropolitan communities throughout the United States, announced today that it is commencing a cash tender offer (the “Tender Offer”) to purchase up to 2,693,580 shares of its Series L preferred stock, representing one-third of the outstanding shares of Series L preferred stock, at a price of $29.12 U.S. dollars (“USD”) per share (the “Purchase Price”) or 102.64% of the stated value of the Series L Preferred Stock (of which $1.39 USD, or 4.90%, reflects the amount of dividends on the Series L Preferred Stock that will have accrued as of the Expiration Date (as defined below)), to be paid in New Israeli Shekels as described in the Offer to Purchase.  To the Company’s knowledge, no executive officer or member of the board of directors of the Company holds Series L Preferred Stock and, as a result, the Company does not expect any of such individuals to participate in the offering.

The Purchase Price, together with past payments and dividends per share paid by the Company in respect of Series L Preferred Stock, represents a 1.13x multiple on invested capital per share (on both a USD and ILS basis) since the date of original issuance.*

The Company expects to fund the purchase of shares in the Tender Offer from borrowings under its revolving credit facility (consistent with its targeted capital structure of 45% common equity and 55% debt and preferred equity).

The Tender Offer will expire at 4:00 P.M., Israel time (9:00 A.M., New York time), on November 20, 2019 (the “Expiration Date”), unless extended or earlier terminated by the Company.  Tenders of shares must be made on or prior to the expiration of the Tender Offer and may be withdrawn at any time prior to the expiration of the Tender Offer, in each case, in accordance with the procedures described in the Tender Offer materials.  The Tender Offer is not conditioned upon any minimum or maximum number of shares being tendered, but is subject to certain other conditions as described in the Offer to Purchase.  If more than 2,693,580 shares are properly tendered and not properly withdrawn, the Company will purchase shares from all tendering shareholders on a pro rata basis as specified in the Offer to Purchase.

Specific instructions and a complete explanation of the terms and conditions of the Tender Offer are contained in the Offer to Purchase, which, together with the Letter of Transmittal, Acceptance Notice and related Tender Offer materials, is available at the website of the Securities and Exchange Commission at www.sec.gov or by calling Israel Brokerage & Investments, I.B.I. Ltd., the Israeli tender offer coordinator (“IBI”), at +972-3-5197915, or Georgeson LLC, the U.S. information agent (“Georgeson”), at (800) 903-2897.  Questions and requests for assistance by shareholders may be directed to IBI and Georgeson at such telephone numbers as well.

IBI is serving as the Israeli tender offer coordinator and Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company, N.A., are serving together as the U.S. depositary for the Tender Offer.

The Company’s board of directors authorized the Company to make the Tender Offer.  However, none of the Company, its board of directors, IBI, Georgeson or Computershare, or any of our or their respective affiliates or representatives, makes any recommendation regarding whether shareholders should tender or refrain from tendering their shares in the Tender Offer.  Shareholders must make their own determination as to whether to tender their shares in the Tender Offer and, if so, the number of such shares to tender.  Shareholders should carefully evaluate all information in the Offer to Purchase, the related Letter of Transmittal, the related Acceptance Notice and other documents related to the Tender Offer and consult with their own financial and tax advisors before deciding whether to participate in the Tender Offer.

This press release does not constitute an offer to purchase the shares.  The Tender Offer is made solely pursuant to and in accordance with the terms and conditions of the Offer to Purchase, the Letter of Transmittal and the Acceptance Notice.  The Tender Offer is intended only to be available to holders of Series L preferred stock within the United States and Israel, and we are not aware of shareholders of Series L preferred stock in any other jurisdiction.

*The multiples on invested capital rely on the following assumptions:  (1) shares of Series L Preferred Stock were acquired by a given holder at the original issuance on November 21, 2017 (the “Series L Closing”) at a price of 98.75 ILS per share (or approximately $28.09 USD per share, as converted at the representative exchange rate of 3.5160 ILS/USD on November 20, 2017, as published by the Bank of Israel on its website) (the “Original Issuance Price”); (2) the payment in respect of Series L Preferred Stock refers to the commitment fee of 2.5% of the Original Issuance Price that was paid at the Series L Closing to “classified investors” (representing purchasers of approximately 99.6% of the Series L Preferred Stock issued at the Series L Closing); (3) the dividend in respect of Series L Preferred Stock refers to the dividend paid on January 17, 2019 of 6.3552 ILS per share (or approximately $1.72 USD per share, as converted at the representative exchange rate of 3.6880 ILS/USD on January 17, 2019, as published by the Bank of Israel on its website); (4) the Purchase Price of $29.12 USD, which will be paid in ILS, is assumed to be converted by the Company at an exchange rate of 3.5330 ILS/USD on October 21, 2019, as published by the Bank of Israel on its website, for an actual purchase price in respect of tendered shares (based on such assumed rate) of approximately 102.88 ILS per share; and (5) the multiples do not include the effect of any inflation, applicable taxes or spread in exchange ratios, which may cause actual results to vary materially from the multiples.  Any deviation from these assumptions may lead to a materially different result.  The exchange rate at which the Purchase Price is actually converted to ILS for payment may vary significantly from these assumptions.  Holders of Series L Preferred Stock are encouraged to assess their own multiple on invested capital prior to deciding whether and to what extent to tender their shares of Series L Preferred Stock.

About CIM Commercial

CIM Commercial is a real estate investment trust that primarily acquires, owns, and operates Class A and creative office assets in vibrant and improving metropolitan communities throughout the United States.  Its properties are primarily located in Los Angeles and the San Francisco Bay Area.  CIM Commercial is operated by affiliates of CIM Group, L.P., a vertically-integrated owner and operator of real assets with multi-disciplinary expertise and in-house research, acquisition, credit analysis, development, finance, leasing, and onsite property management capabilities.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” regarding the Tender Offer.  Such forward-looking statements are based on particular assumptions that management of CIM Commercial has made in light of its experience, as well as its perception of expected future developments and other factors that it believes are appropriate under the circumstances.  Forward-looking statements are necessarily estimates reflecting the judgment of CIM Commercial and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.  These risks and uncertainties include those associated with the ability of CIM Commercial to consummate the Tender Offer, and its timing for such consummation.  For a further list and description of the risks and uncertainties inherent in forward-looking statements, see CIM Commercial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the Schedule TO relating to the Tender Offer.

Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made.  CIM Commercial undertakes no obligation to publicly update or release any revisions to its forward-looking statements, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise, except as required by law.

For CIM Commercial Trust Corporation
Media Relations:
Bill Mendel, 212-397-1030
bill@mendelcommunications.com

Or

Investor Relations:
Steve Altebrando, 646-652-8473
investors@cimcommercial.com